LEHMAN BROTHERS INCOME FUNDS

TRUST CLASS

ADMINISTRATION AGREEMENT

SCHEDULE A

The Trust Class of the Series of Lehman Brothers Income Funds currently subject to this Agreement are as follows:

Neuberger Berman Short Duration Bond Fund

Date: September 26, 2008

LEHMAN BROTHERS INCOME FUNDS
ADMINISTRATION AGREEMENT
TRUST CLASS

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Lehman Brothers Income Funds Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of the Trust Class of each Series;

(2)

For the services provided to the Trust Class of a Series and its shareholders (including amounts paid to third parties), 0.44% per annum of the average daily net assets of the Trust Class of said Series; plus in each case

(3)

certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses.

Date: June 1, 2007